Exhibit 99.2

For Ministry Use Only Ontario Corporation Number
A l’usage exclusif du ministère Numéro de la société en Ontario
1973390
Ministry of Government Services Ministère des Services gouvernementaux
Ontario
CERTIFICATE This is to certify that these articles are effective on
CERTIFICAT Ceci certifie que les présents statuts entrent en vigueur le
AUGUST 01 AOÛT, 2017
Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions
ARTICLES OF CONTINUANCE STATUTS DE MAINTIEN Form 6 Business Corporations Act Formule 6 Loi sur les sociétés par actions actions 1 The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) : AMAYA INC.
2 The corporation is to be continued under the name (if different from 1 ): Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) : THE STARS GROUP INC. / LE GROUPE STARS INC.
3 Name of jurisdiction the corporation is leaving: / Nom du territoire (province ou territoire, État ou pays) que quitte la société : QUEBEC Name of jurisdiction / Nom du territoire
4 Date of incorporation/amalgamation: / Date de la constitution ou de la fusion : 2004/01/30 Year, Month, Day / année, mois, jour
5 The address of the registered office is: / Adresse du siège social en : Royal Bank Plaza, South Tower, Suite No 3205, 200 Bay Street Street & Number or R. R. Number & if Multi-Office Building give Room No. Rue et numéro ou numéro de la R. R. et, s’il s’agit d’un édifice à bureaux, numéro du bureau
Toronto ONTARIO M5J2J5 Name of Municipality or Post Office / Nom de la municipalité ou du bureau de poste Postal Code/Code postal
07171 (2011/05) © Queen’s Printer for Ontario, 2011 / © Imprimeur de la Reine pour l’Ontario, 2011 page 1 of/de 7

6. Number of directors is/are: / Nombre d'administrateurs :

Fixed number / Nombre fixe	OR minimum and maximum / OU minimum et maximum	
	3	15

8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

None.

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6. Number of directors is/are: Fixed number OR minimum and maximum 3 15 Nombre d’administrateurs : Nombre fixe OU minimum et maximum 7. The director(s) is/are: / Administrateur(s): First name, middle names and sur-name Prenom, autres prenoms et nom de famille Address for service, giving Street & No. or R. R. No. , Municipality, Province, Country and Postal Code Domicile elu, y compris la rue et le numero ou le numero de la R R. , ie nom de la municipalite, la province, le pays et le code postal Resident Canadian State ‘Yes’ or ‘No’ Resident canadien Oui/Non Divyesh (Dave) Gadhia Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street, Toronto, ON M5J 2J5 Yes Harlan Goodson Royal Bank Plaza, South Tower, Suite No 3205, 200 Bay Street, Toronto, ON M5J 2J5 No Peter E. Murphy Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street, Toronto, ON M5J 2J5 No Mary Turner Royal Bank Plaza, South Tower, Suite No. 3205, 200 Bay Street, Toronto, ON M5J 2J5 Yes Alfred F Hurley, Jr. Royal Bank Plaza, South Tower, Suite No 3205, 200 Bay Street, Toronto, ON M5J 215 No David Lazzarato Royal Bank Plaza, South Tower, Suite No 3205, 200 Bay Street, Toronto, ON M5J 2J5 Yes 8 Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. Limites, s’il y a lieu, imposees aux activites commerciales ou aux pourvoirs de La société. None Page 2 of/de 7

9. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

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9.
The classes and any maximum number of shares that the corporation is authorized to issue: Categories et nombre maximal, s’il y a lieu, d’actions que Ia societe est autorisee a emettre :
an unlimited number of common shares; and
an unlimited number of prefened shares.

10. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

See pages 4A to 4GG.

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10 Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series: Droits, privileges, restrictions et conditions, s’il y a lieu, rattaches a chaque categorie d’actions et pouvoirs des administrateurs relatifs a chaque categorie d’actions qui peut etre emise en serie : See pages 4A to 4GG. Page 4 of/de 7.

4A

COMMON SHARES

The common shares (the “Common Shares”) shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.	Dividends: The holders of the Common Shares shall be entitled to receive in each year, in the discretion of the directors after payment of the full dividends on the preferred shares, non-cumulative dividends in such amounts as the directors may determine.

2.	Liquidation, Dissolution, Other Distribution: The holders of the Common Shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to the preferred shares, to receive the remaining property of the Company upon dissolution.

3.	Voting: The holders of the Common Shares shall be entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote.

4.	Redemption:

(a)	For purposes of these share provisions, the following terms will have the meanings specified below:

(i)	“Board” means the board of directors of the Corporation.

(ii)	“Gaming” means the conduct of any gaming or gaming-related activities, including, without limitation, the provision of Internet gaming activities (including but not limited to, the operation of related platforms and the provision of software), the use, manufacture, sale or distribution of gaming devices, ticket technology, casino cage and casino credit equipment and services, and any related and associated equipment and services, and the provision of any type of services or equipment pursuant to a contract, agreement, relationship or otherwise with any holder or beneficiary of a Gaming License.

(iii)	“Gaming Authority” means any international, foreign, federal, provincial, state, local, tribal and other regulatory and licensing body or agency with authority over Gaming.

(iv)	“Gaming Licenses” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Gaming Authority required for, or relating to, the conduct of Gaming.

(v)	“ownership” (and derivatives thereof) means (a) legal ownership as evidenced in the Corporation’s share register, (b) beneficial ownership pursuant to the definition of “beneficiary interest” in Part I of the Business Corporations Act (Ontario), as the same may be amended from time to time, or (c) the power to exercise control or direction over a security.

4B

(vi)	“person” means an individual, partnership, corporation, limited liability corporation, trust or any other entity.

(vii)	“Redemption” has the meaning ascribed thereto in Section (e).

(viii)	“Redemption Date” means the date on which the Corporation will redeem and pay for the Common Shares pursuant to Section (e). The Redemption Date will be not less than thirty (30) Trading Days following the date of the Redemption Notice unless a Gaming Authority requires that the Common Shares be redeemed as of an earlier date, in which case, the Redemption Date will be such earlier date and if there is an outstanding Redemption Notice, the Corporation will issue an amended Redemption Notice reflecting the new Redemption Date forthwith.

(ix)	“Redemption Notice” has the meaning ascribed thereto in Section (g).

(x)	“Redemption Price” means the price per Common Share to be paid by the Corporation on the Redemption Date for the Redemption and will be equal to the price set forth in the Valuation Opinion, which may, if instructed by the Corporation, take into consideration matters specified by any Gaming Authority.

(xi)	“Significant Interest” means ownership of five percent (5%) or more of the Common Shares.

(xii)	“Subject Shareholder” means a person, a group of persons acting in concert or a group of persons who, the Board reasonably believes, are acting in concert.

(xiii)	“Trading Day” means a day on which the Common Shares (a) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business on such day, and (b) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Shares.

(xiv)	“Unsuitable Person” means (a) any person (including a Subject Shareholder) who a Gaming Authority has determined to be unsuitable to own Common Shares; or (b) any person (including a Subject Shareholder) whose ownership of Common Shares may result in the loss, suspension or revocation (or similar action) with respect to any Gaming License or in the Corporation being unable to obtain a new Gaming License in the normal course, including, but not limited to, as a result of such person’s failure to apply for a licensing or a suitability review from or to otherwise fail to comply with the requirements of a Gaming Authority, as determined by the Board, in its sole discretion, after consultation with legal counsel and if a license application has been filed after consultation with the applicable Gaming Authority.

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(xv)	“Valuation Opinion” has the meaning set out in Section (e).

(b)	Subject to Section (d), no Subject Shareholder will acquire or dispose of directly or indirectly, in one or more transactions, a Significant Interest without providing 15 days’ advance written notice to the Corporation by mail sent to the Corporation’s registered office to the attention of the Corporate Secretary.

(c)	If the Board reasonably believes that a Subject Shareholder may have failed to comply with the provisions of Section (b), the Corporation may apply to the Superior Court of Ontario, or such other court of competent jurisdiction for an order directing that the Subject Shareholder disclose the number of Common Shares held.

(d)	The provisions of Sections (b) and (c) will not apply to the ownership, acquisition or disposition of Common Shares as a result of:

(i)	any transfer of Common Shares occurring by operation of law including, inter alia, the transfer of Common Shares of the Corporation to a trustee in bankruptcy;

(ii)	an acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold Common Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with Section (b); or

(iii)	the conversion, exchange or exercise of securities of the Corporation (other than the Common Shares) duly issued or granted by the Corporation, into or for Common Shares, in accordance with their respective terms.

(e)	At the option of the Corporation, Common Shares owned by an Unsuitable Person may be redeemed by the Corporation (the “Redemption”) for the Redemption Price out of funds lawfully available on the Redemption Date. Common Shares redeemable pursuant to this Section (e) will be redeemable at any time and from time to time pursuant to the terms hereof. Prior to exercising the Redemption, the Corporation shall obtain, at its expense, a written valuation and fairness opinion from an investment banking firm of nationally recognized standing in the United States of America (qualified to perform such task and which is disinterested in the contemplated Redemption and has not in the then past two years provided services for a fee to the Corporation or its affiliates) as to the value of the Common Shares to be redeemed (including taking into account the percentage of the total outstanding Common Shares represented by the Common Shares being redeemed) as of a date not more than thirty (30) Trading Days prior to the date of the Redemption Notice and as to the appropriate and fair form(s) of consideration (and the terms thereof) to be paid by the Corporation to the holder of such Common Shares in connection with such Redemption (the “Valuation Opinion”). The Redemption Price (which may include payment in cash, promissory note, or both), the form, terms (including date) of payment will be as set forth in the Valuation Opinion and will be paid on the Redemption Date.

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(f)	In the case of a Redemption of only a portion of the Common Shares owned by a Subject Shareholder who is an Unsuitable Person, the Board will select the Common Shares to be redeemed, by lot or in any other manner determined by the Board in its sole discretion.

(g)	In the case of a Redemption, the Corporation will send a written notice to the holder of the Common Shares called for Redemption, which will set forth: (i) the Redemption Date, (ii) the number of Common Shares to be redeemed on the Redemption Date, (iii) the Redemption Price and the manner of payment therefor, (iv) the place where any certificates for such Common Shares will be surrendered for payment, duly endorsed in blank or accompanied by proper instruments of transfer, (v) a copy of the Valuation Opinion, and (vi) any other requirement of surrender of the certificates (if any) representing the Common Shares to be redeemed (the “Redemption Notice”). The Redemption Notice may be conditional such that the Corporation need not redeem the Common Shares owned by an Unsuitable Person on the Redemption Date if the Board determines, in its sole discretion, that such Redemption is no longer advisable or necessary on or before the Redemption Date.

(h)	The Corporation may pay the Redemption Price by using its existing cash resources, incurring debt, issuing a promissory note in the name of the Unsuitable Person, or by using a combination of the foregoing sources of funding.

(i)	On and after the date the Redemption Notice is delivered, any Unsuitable Person owning Common Shares called for Redemption will cease to have any voting rights with respect to such Common Shares and on and after the Redemption Date specified therein, such holder will cease to have any rights whatsoever with respect to such Common Shares other than the right to receive the Redemption Price, without interest, on the Redemption Date; provided, however, that if any such Common Shares come to be owned solely by persons other than an Unsuitable Person (such as by transfer of such Common Shares to a liquidating trust, subject to the approval of any applicable Gaming Authority), such persons may exercise voting rights of such Common Shares, and the Board may determine, in its sole discretion, not to redeem such Common Shares. Following any Redemption in accordance with the terms of these share provisions, the redeemed Common Shares will be cancelled.

(j)	All notices given by the Corporation to holders of Common Shares pursuant to these share provisions, including the Redemption Notice, will be in writing and will be deemed given when delivered by personal service, overnight courier or first-class mail, postage prepaid, to the holder’s registered address as shown on the Corporation’s share register.

(k)	The Corporation’s right to redeem Common Shares pursuant to these share provisions will not be exclusive of any other right the Corporation may have or hereafter acquire under any agreement or any provision of the articles or the bylaws of the Corporation or otherwise with respect to the acquisition by the Corporation of Shares or any restrictions on holders thereof.

4E

(l)	In the event that any provision (or portion of a provision) of these share provisions or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of these share provisions (including the remainder of such provision, as applicable) will continue in full force and effect.

4F

PREFERRED SHARES

The preferred shares (the “Convertible Preferred Shares”) shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.	Definitions

The following terms shall have the following meanings:

(a)	“Additional Shares” has the meaning ascribed thereto in Section 5;

(b)	“BlackRock” means BlackRock Financial Management, Inc.;

(c)	“BlackRock Group” means BlackRock, its affiliates and funds, clients as at the Issue Date and accounts managed or advised by BlackRock or its affiliates, to the extent BlackRock or its affiliates have control or direction over the securities of the Corporation held by such clients, funds or accounts;

(d)	“Board” means the Corporation’s board of directors;

(e)	“Business Day” means any day, other than a Saturday or Sunday, on which deposit-taking banks are open for commercial banking business in New York, USA and Toronto, Canada during normal banking hours;

(f)	“Close of Business” means 5:00 p.m. Toronto time;

(g)	“Closing Sale Price” of the Common Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the Toronto Stock Exchange, or if the Common Shares are not listed on the Toronto Stock Exchange, for the other principal national securities exchange on which the Common Shares are then listed or, if the Common Shares are not listed for trading on a securities exchange on the relevant date, the last quoted bid price for the Common Shares in the over-the-counter market on the relevant date. In the absence of such a quotation, the Closing Sale Price shall be the average of the mid-point of the last bid and ask prices for the Common Shares on the relevant date from (x) each of at least three nationally recognized independent investment banking firms selected by the Corporation for this purpose, if the Common Shares are listed on the Toronto Stock Exchange, or (y) each of at least three internationally recognized independent investment banking firms selected by the Corporation for this purpose, if the Common Shares are listed on a securities exchange other than the Toronto Stock Exchange. The provisions of this paragraph shall apply mutatis mutandis to the determination of the Closing Sale Price in respect of any other relevant securities with respect to which the Closing Sale Price is to be determined pursuant to the terms hereof;

(h)	“Common Shares” means the common shares of the Corporation;

4G

(i)	“Consolidated Net Debt” means, as of any date of determination, the consolidated Debt of the Corporation and its Subsidiaries less any unrestricted cash or cash equivalents reflected on the balance sheet of the Corporation (other than cash or cash equivalents that are or are derived from the proceeds of the transaction giving rise to such calculation or are or are derived from the proceeds of any Debt issuance or financing);

(j)	“Conversion Date” has the meaning ascribed thereto in Section 6(c);

(k)	“Conversion Ratio” means the number of Common Shares which shall be issued to the Holder of each Convertible Preferred Share upon exercise of the conversion rights as such number of Common Shares may be adjusted as provided for herein, it being understood that the Conversion Ratio in effect on the Issue Date shall be equal to the Initial Conversion Ratio;

(1)	“Conversion Ratio Adjustment Factor” means 1.03, as adjusted as provided herein;

(m)	“Convertible Preferred Shares” has the meaning set out in the recitals;

(n)	“Debt” means, with respect to the Corporation and its consolidated Subsidiaries, on any date of determination, any indebtedness of such person (excluding accrued expenses and trade payables and excluding contingent obligations in the ordinary course of business): (1) in respect of borrowed money; (2) evidenced by bonds, notes, debentures or similar instruments for which such person is responsible or liable; (3) representing reimbursement obligations in respect of letters of credit, bankers’ acceptances or similar instruments (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of incurrence), in each case only to the extent that the underlying obligation in respect of which the instrument was issued would be treated as Debt; (4) representing capital lease obligations (to the extent classified or accounted for in accordance with the Corporation’s applicable accounting principles as a capitalized or similar expense); (5) representing the deferred and unpaid balance (other than trade payables) of the purchase price of any property or services due more than one year after such property is acquired or such services are completed, where the deferred payment is arranged primarily as a means of raising financing; and/or (6) representing net obligations in respect of hedging agreements or arrangements or such person designed to manage interest rate, currency or commodity prices fluctuations and risk (“Hedging Obligations”); in each case without double-counting and if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability on the consolidated balance sheet (excluding the notes thereto) of the Corporation in accordance with IFRS;

(o)	“Effective Date” means the date on which a Fundamental Change event occurs or becomes effective (as determined in good faith by the Board) except that, as used in Section 6(e)(i), Effective Date means the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable;

(p)	“Ex-Date,” when used with respect to any issuance, dividend or distribution on the Common Shares, means the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive

4H

such issuance, dividend or distribution from the Corporation or, if applicable, from the seller of the Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market;

(q)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and as applicable as at the date hereof;

(r)	“Fundamental Change” shall be deemed to have occurred at any time after the Issue Date if any of the following occurs:

(i)	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act (other than the Corporation, its Subsidiaries, the GSO Group, the BlackRock Group or any holder of more than 10% of the Common Shares on the Issue Date) has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the voting power in the aggregate of all classes of capital stock then outstanding entitled to vote generally in elections of the Corporation’s directors;

(ii)	the consummation of (A) any recapitalization, reclassification or change of the Common Shares (other than changes resulting from a share split or combination) as a result of which Common Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger pursuant to which Common Shares would be converted into cash, securities or other property; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Corporation and its subsidiaries, taken as a whole, to any person other than one of the Corporation’s subsidiaries; provided, however, that any merger or amalgamation with a wholly-owned subsidiary or solely for the purpose of changing the Corporation’s jurisdiction of incorporation to Canada, any province thereof, the United States of America, any state thereof or the District of Columbia, and resulting in a reclassification, conversion or exchange of outstanding Common Shares solely into common shares of the surviving entity, shall not be a Fundamental Change;

(iii)	the Common Shares (or other common shares underlying the Convertible Preferred Shares) cease to be listed or quoted on any of the Toronto Stock Exchange, New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the Main Market of the London Stock Exchange (or any of their respective successors); or

(iv)	the Corporation’s shareholders approve any plan or proposal for its Liquidation;

provided that no Fundamental Change shall be deemed to have occurred in the event that the Corporation exercises its right of mandatory conversion pursuant to Section 5(g).

(s)	“Fundamental Change Notice” has the meaning ascribed thereto in Section 5 below;

(t)	“Group” means the Corporation and its Subsidiaries;

4I

(u)	“GSO” means GSO Capital Partners LP;

(v)	“GSO Group” means GSO, its affiliates and funds and accounts managed or advised by GSO or its affiliates, to the extent GSO or its affiliates have control or direction over the securities of the Corporation held by such funds or accounts;

(w)	“Holders” means a holder of record of Convertible Preferred Shares;

(x)	“IFRS” means the International Financial Reporting Standards as promulgated by the International Accounting Standards Board (or any successor or agency), as in effect from time to time;

(y)	“Initial Conversion Price” means CDN$24;

(z)	“Initial Conversion Ratio” means the ratio calculated by dividing the Initial Liquidation Preference by the Initial Conversion Price;

(aa)	“Initial Liquidation Preference” means, with respect to each Convertible Preferred Share, CDN$1,000.00;

(bb)	“Issue Date” means the date of issuance of the Convertible Preferred Shares;

(cc)	“Leverage Ratio Test” has the meaning ascribed thereto in Section 8(a)(i);

(dd)	“Liquidation” means the liquidation, winding-up or dissolution of the Corporation or any distribution of substantially all of its assets;

(ee)	“Liquidation Preference” means the liquidation preference provided at Section 9;

(ff)	“LTM EBITDA” means, for any LTM Period, with respect to the Corporation and its Subsidiaries (taken together on a consolidated basis (as determined in accordance with IFRS)), the net income (or loss), plus, to the extent deducted in arriving at such net income (loss), (without duplication);

(1)	all depreciation and amortization expense for such period;

(2)	all provision for or payment of taxes on income, profits or capital for such period;

(3)	all interest expense and other financing cost and expenses for such period;

(4)	the aggregate amount of all other non-cash charges, expenses or losses reducing net income (loss) during such period including without limitation non-cash write-downs and/or impairment of long-lived assets (excluding any such non-cash charge, expense or loss to the extent it represents an accrual of or reserve for cash charges in any future period) less the aggregate amount of all other non-cash charges, expenses or losses increasing net income (loss) during such period (excluding any such non-cash charge, expense or loss to the extent it represents a receipt of cash in any future period);

(5)	any extraordinary expenses and losses (and minus any extraordinary gains);

4J

(6)	any loss from discontinued operations (and minus any income from discontinued operations);

(7)	any loss from non-current assets held for sale (and minus any income from non-current assets held for sale);

(8)	transaction fees and expenses related to any Permitted Acquisitions; and

(9)	settlement, severance and retention payments with respect to employees of the Corporation incurred in connection with Permitted Acquisitions;

as determined in accordance with IFRS in the case of (l), (2), (3), (5), (6) and (7) above;

(gg)	“LTM Period” has the meaning ascribed thereto in Section 8(a)(i);

(hh)	“Mandatory Conversion” means the mandatory conversion provided at Section 10;

(ii)	“Mandatory Conversion Date” has the meaning ascribed thereto in Section 10(b);

(jj)	“Open of Business” means 9:00 a.m. Toronto time;

(kk)	“Price/Liquidity Conditions” has the meaning ascribed thereto in Section 10(a);

(ll)	“Permitted Acquisitions” means any acquisition which is permitted pursuant to Section 8(a)(iii);

(mm)	“Permitted Debt” means

(1) Debt of one or more members of the Group under the Senior Secured Credit Facilities entered into by certain members of the Group and inter alia Deutsche Bank AG New York Branch, Barclays Bank PLC and Macquarie Capital USA on or about the Issue Date (the “Senior Secured Credit Facilities”; as the same may be refinanced, replaced, amended, restated or modified from time to time) in an aggregate amount at any time outstanding not to exceed US$2.9 billion (or foreign currency equivalent thereof);

(2) Debt of one or more members of the Group to the extent outstanding on or committed and available as of the Issue Date after giving effect to the Transactions (and any amendment, modification, replacement or refinancing of such existing Debt not increasing the principal amount thereof);

(3) Debt under Hedging Obligations entered into for bona fide hedging purposes of one or more members of the Group not for the purpose of speculation;

(4) Debt of the Corporation owed to a Subsidiary and Debt of any Subsidiary owed to the Corporation or any other Subsidiary; provided, however, that upon any such Subsidiary ceasing to be a Subsidiary or such Indebtedness being owed to any person other than the Corporation or a Subsidiary, the Group shall be deemed to have incurred Debt not permitted by this clause (4);

4K

(5) Debt in respect of bid, performance or surety bonds issued for the account of a member of the Group in the ordinary course of business, including guarantees or obligations of a member of the Group with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(6) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five Business Days of incurrence;

(7) Debt arising in connection with endorsement of instruments for deposit in the ordinary course of business; and

(8) Debt arising in connection with Permitted Acquisitions (whether previously existing at the target of such Permitted Acquisition or incurred in contemplation thereof); provided that the aggregate principal amount of Debt incurred pursuant to this clause (8) shall not exceed US$250 million (or foreign currency equivalent thereof) at any one time outstanding.

(nn)	“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Common Shares (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of Common Shares (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board or a duly authorized committee thereof, statute, contract or otherwise);

(oo)	“Recurring Conversion Ratio Adjustment” has the meaning ascribed thereto in Section 7(a);

(pp)	“Reference Property” has the meaning ascribed thereto in Section 6(j);

(qq)	“Registration Rights Agreement” means the agreement entered into by the Corporation to qualify any sale of registrable securities held by the GSO Group or the BlackRock Group under the terms of a prospectus or registration statement, as applicable, in accordance with the terms and conditions of such agreement;

(rr)	“Reorganization Event” has the meaning ascribed thereto in Section 6(j);

(ss)	“Special Rights End Date” has the meaning ascribed thereto in Section 5;

(tt)	“Stock Price” means (i) if holders of Common Shares receive in exchange for their Common Shares only cash in the transaction constituting a Fundamental Change, the cash amount paid per share or (ii) otherwise, the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding, but excluding, the Effective Date of the Fundamental Change;

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(uu)	“Subsidiary” means any subsidiary of the Corporation consolidated with the Corporation for purpose of and in accordance with IFRS, and including for the avoidance of doubt Cadillac Jack, Inc. and Oldford Group Limited and their respective subsidiaries;

(vv)	“Trading Day” means a day during which trading in the Common Shares generally occurs on the Toronto Stock Exchange or, if the Common Shares are not listed on the Toronto Stock Exchange, on the principal other national securities exchange on which the Common Shares are then listed or, if the Common Shares are not listed on a national securities exchange, on the principal other market on which the Common Shares are then listed or admitted for trading. If the Common Shares are not so listed or traded, Trading Day means a Business Day;

(ww)	“Transactions” means the acquisition by Subsidiaries of the Corporation of Oldford Group Limited and the related financing and refinancing transactions as contemplated by the Senior Credit Facilities; and

(xx)	“VWAP” means the volume weighted average trading price of the Common Shares (or other relevant securities with respect to which VWAP is being determined) calculated by dividing the total value by the total volumes trading during the relevant period if the Toronto Stock Exchange is the principal securities exchange on which the Common Shares are listed at the relevant time. Otherwise, VWAP shall have the meaning given to it by the principal national securities exchange on which the Common Shares (or other relevant securities with respect to which VWAP is being determined) are listed at the relevant time (and in the absence thereof, VWAP shall mean the Closing Sale Price).

2.	Creation of Convertible Preferred Shares; Ranking

(a)	There shall be created a series of preferred shares designated as “Class A Convertible Preferred Shares” and the authorized number of shares of Convertible Preferred Shares shall be 1,139,356. Convertible Preferred Shares that are purchased or otherwise acquired by the Corporation, or that are converted into Common Shares, shall be cancelled.

(b)	The Convertible Preferred Shares, with respect to rights upon the Liquidation, shall rank: (i) senior to all Common Shares; and (ii) on parity with other Convertible Preferred Shares, in each case as provided more fully herein.

3.	Dividends

The Holders shall not be entitled to receive any dividends on the Convertible Preferred Shares.

4.	Voting Rights

The Holders shall have no right to receive notice of, attend or vote at any meeting of shareholders of the Corporation except (i) for amendments to the terms of the Convertible Preferred Shares, which require the consent of Holders of at least 66 2/3% of the outstanding Convertible Preferred Shares (to the extent such amendment is permitted by the Business Corporations Act (Ontario)), provided that as long as GSO Group holds at least 50% of the Convertible Preferred Shares issued to GSO Group on the Issue Date or BlackRock Group holds at least 50% of the Convertible Preferred Shares issued to BlackRock Group on the Issue Date,

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the amendments to any terms of the Convertible Preferred Shares relating to the Recurring Conversion Ratio Adjustment, the Liquidation Preference, the Initial Conversion Ratio, the Mandatory Conversion or this provision shall also require the prior written consent of GSO or BlackRock, or both (as applicable), and (ii) as otherwise required by the Business Corporations Act (Ontario), by law or as may be required by an order of a Court of competent jurisdiction.

5.	Special Rights Upon a Fundamental Change

(a)	The Corporation must give notice (a “Fundamental Change Notice”) of each Fundamental Change to all Holders no later than 20 Business Days prior to the anticipated Effective Date of the Fundamental Change (determined in good faith by the Board) or, if not practicable because the Corporation is unaware of the Fundamental Change, as soon as reasonably practicable but in any event no later than five (5) Business Days after the Corporation becomes aware of such Fundamental Change. If a Holder converts its Convertible Preferred Shares pursuant to Section 6 below at any time during the period beginning at the Open of Business on the Trading Day immediately following the Effective Date and ending at the Close of Business on the 30th Trading Day immediately following such Effective Date (the “Special Rights End Date”), the Corporation shall deliver to the converting Holder, for each Convertible Preferred Share surrendered for conversion, the greater of:

(i)	a number of Common Shares equal to the sum of (A) the Conversion Ratio and (B) the number of Additional Shares determined pursuant to Section 5(c) below; and

(ii)	a number of Common Shares equal to the Conversion Ratio which will be increased to equal (A) the Initial Liquidation Preference adjusted to take into account any Conversion Ratio adjustments since the Issue Date up to the relevant Conversion Date (including pursuant to Section 9(a)(i) hereof), divided by (B) the VWAP of the Common Shares for the five consecutive Trading Days ending on the third Business Day prior to such settlement date. Notwithstanding the foregoing, the Conversion Ratio as adjusted as described in, and for the purposes of, this Section 5(a)(ii) will not exceed the amount calculated as the Liquidation Preference, adjusted to take into account any Conversion Ratio adjustments since the Issue Date up to the relevant Conversion Date (including pursuant to Section 9(a)(i) hereof), divided by 50% of CDN$20 (being the reference stock price).

(b)	The Fundamental Change Notice shall be given by first-class or registered mail to each Holder of Convertible Preferred Shares, at such Holder’s address as the same appears on the books of the Corporation. Each such notice shall state (i) the anticipated Effective Date; (ii) that the Special Rights End Date is the 30th Trading Day immediately following the Effective Date; (iii) the name and address of the Transfer Agent; and (iv) the procedures that Holders must follow to exercise their conversion right pursuant to this Section 4.

(c)	The number of additional Common Shares to be added to the Conversion Ratio per Convertible Preferred Share (the “Additional Shares”) as set forth in Section 5(a)(i) above shall be determined by reference to the table below, based on the Effective Date

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and the Stock Price. If holders of Common Shares receive in exchange for their Common Shares only cash in the event of a Fundamental Change, the Stock Price shall be the cash amount paid per share. Otherwise, the Stock Price shall be the VWAP of Common Shares on the five Trading Days immediately preceding, but excluding, the Effective Date.

	Stock Price (in CDNS)
Effective Date	10.00	15.00	$20.00	25.00	30.00	35.00	40.00	42.00	50.00	60.00	70.00	80.00	100.00
Issue Date	22.9734	16.9242	13.5498	11.5272	10.2881	9.4706	8.9224	8.7561	8.2865	7.9751	7.8101	7.7180	7.6329
1st Anniversary of the Issue Date	23.1626	16.3287	12.3390	9.8745	8.3126	7.2929	6.6178	6.4181	5.8834	5.5533	5.3974	5.3195	5.2568
2nd Anniversary of the Issue Date	24.0534	16.4033	11.6501	8.5121	6.3945	4.9744	4.0626	3.8062	3.1873	2.8894	2.7839	2.7433	2.7192
3rd Anniversary of the Issue Date	24.7621	16.6690	11.4428	7.6842	4.7919	2.4937	0.6391	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
6th Anniversary of the Issue Date	28.8630	19.3713	13.2860	8.8981	5.5325	2.8704	0.7358	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
11th Anniversary of the Issue Date and thereafter	38.2463	25.6474	17.5619	11.7386	7.2941	3.7861	0.9702	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(d)	The Stock Prices set forth in the table above will be adjusted as of any date on which the Conversion Ratio is adjusted. The adjusted Stock Prices will be equal to the Stock Prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Ratio immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Conversion Ratio as so adjusted. The number of Additional Shares in the table above will be adjusted in the same manner and at the same time as the Conversion Ratio as set forth under Section 6.

(e)	The exact Stock Price and Effective Date may not be set forth on the table above, in which case:

(i)	if the Stock Price is between two Stock Prices on the table or the Effective Date is between two Effective Dates on the table, the number of Additional Shares shall be determined by straight-line interpolation between the number of Additional Shares set forth for the higher and lower Stock Prices or the earlier and later Effective Dates, as applicable, based on a 365-day year;

(ii)	if the Stock Price is in excess of CDN$100 per share (subject to adjustment in the same manner as the Stock Prices), no Additional Shares will be added to the Conversion Ratio in excess of the Additional Shares that would be added if the Stock Price was CDN$100 per share (subject to adjustment in the same manner as the Stock Prices); and

(iii)	if the Stock Price is less than CDN$10 per share (subject to adjustment in the same manner as the Stock Prices), no Additional Shares will be added to the Conversion Ratio in excess of the Additional Shares that would be added if the Stock Price was CDN$10 per share (subject to adjustment in the same manner as the Stock Prices).

(f)	Whenever any provision herein requires the Corporation to calculate the Closing Sale Prices or the Stock Prices for purposes of a Fundamental Change or a dividend payment made in Common Shares over a span of multiple days, the Board shall make appropriate

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adjustments to each to account for any adjustment to the Conversion Ratio that becomes effective, or any event requiring an adjustment to the Conversion Ratio where the Record Date of the event occurs, at any time during the period when such Closing Sale Prices or Stock Prices are to be calculated.

(g)	In the event that the Corporation enters into a merger agreement, a scheme of arrangement or other similar agreement approved by the Board of the Corporation as part of which the Corporation shall merge with a surviving corporation and, as a result of such merger or scheme of arrangement or other agreement, (i) all outstanding Common Shares shall be cancelled and (ii) holders of Common Shares shall be entitled to receive consideration payable wholly in cash (or any other substantially similar merger or sale transaction with substantially similar economic effect), the Corporation shall have a right to exercise the mandatory conversion under Section 10 with respect of the Convertible Preferred Shares notwithstanding that the Liquidity Condition under Section 10(a)(ii) is not at such time met, provided that all other conditions for exercise of the right of mandatory conversion under Section 10 are at such time met and the Holders upon conversion of the Convertible Preferred Shares into Common Shares shall be entitled to participate in the relevant merger, scheme of arrangement or other agreement on the same terms as other holders of Common Shares and Holders shall receive the same consideration payable in connection with such transaction.

6.	Conversion Rights and Anti-Dilution Provisions

(a)	Subject to the terms and conditions hereof, each Holder shall have the right, at any time and from time to time, at the Holder’s discretion, to convert, in whole or in part, its Convertible Preferred Shares into such number of fully paid and non-assessable Common Shares equal to the Conversion Ratio then in effect.

(b)	No fractional Common Shares shall be issued upon conversion of the Convertible Preferred Shares. All such conversions shall be rounded up or down, as the case may be, to the nearest whole Common Share.

(c)

The conversion privilege herein provided for may be exercised by notice in the form attached hereto as Schedule 6(c) given to the Corporation at least 10 days prior to the date of conversion (provided that in the event of the occurrence of a Fundamental Change or a dividend or other distribution in respect of Common Shares such notice period shall be such shorter period as may be necessary in order to allow Holders to participate in the transaction which has given rise to such Fundamental Change as a holder of Common Shares or the applicable dividend or distribution as a holder of Common Shares) accompanied by a certificate or certificates representing the Convertible Preferred Shares in respect of which the Holder thereof desires to exercise such right of conversion. Such notice shall be signed by the Holder in respect of which such right is being exercised and shall specify the number of Convertible Preferred Shares which the Holder desires to have converted and the date of such conversion, which shall be at least 10 days after receipt of such notice by the Corporation (the “Conversion Date”). On the Conversion Date, the Convertible Preferred Shares which the Holder desires to have converted shall be irrevocably cancelled and the corresponding Common Shares issued, and the Corporation shall issue certificates representing fully paid Common Shares upon the basis herein prescribed and in accordance with the provisions hereof to the Holder

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represented by the certificate or certificates accompanying such notice. Such conversion shall be deemed to have been made on the Conversion Date, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date. If less than all of the Convertible Preferred Shares represented by any certificate are to be converted, the Holder shall be entitled to receive a new certificate for the Convertible Preferred Shares representing the shares comprised in the original certificate which are not to be converted, provided that to the extent the relevant Convertible Preferred Shares are represented by one or more global certificates, unless the conversion right is exercised in respect of all Convertible Preferred Shares represented by such global certificate, such certificates shall not be cancelled and the exercise of the conversion right shall instead be annotated on the relevant global certificate.

(d)	All Convertible Preferred Shares that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the Holders thereof to receive Common Shares in exchange therefor. Any Convertible Preferred Shares so converted shall be retired and cancelled.

(e)	The Conversion Ratio will be adjusted, without duplication, upon the occurrence of any of the following events:

(i)	If the Corporation issues Common Shares as a dividend or distribution on substantially all of its Common Shares, or if the Corporation effects a share split or share combination, the Conversion Ratio will be adjusted based on the following formula:

where,

CR0 =	the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such dividend or distribution, or immediately prior to the Open of Business on the Effective Date of such share split or share combination, as the case may be;

CR1 =	the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the Effective Date of such share split or share combination, as the case may be;

OS0 =	the number of Common Shares outstanding immediately prior to the Close of Business on the Record Date for such dividend or distribution, or immediately prior to the Open of Business on the Effective Date of such share split or share combination, as the case may be; and

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OS1 =	the number of Common Shares outstanding immediately after giving effect to such dividend or distribution, or such share split or share combination, as the case may be.

Any adjustment made under this Section 6(e)(i) shall become effective immediately after the Close of Business on the Record Date for such dividend or distribution, or immediately after the Open of Business on the Effective Date for such share split or share combination, as the case may be. If any dividend or distribution of the type described in this Section 6(e)(i) is declared but not so paid or made, the Conversion Ratio shall be immediately readjusted, effective as of the date the Board determines not to pay such dividend or distribution, to the Conversion Ratio that would then be in effect if such dividend or distribution had not been declared.

(ii)	If the Corporation (a) issues or sells to any person (whether for cash consideration, non-cash consideration or no consideration) any Common Shares at a price per share that is less than 90% of the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the first public announcement of the terms of the issuance or sale of Common Shares to be issued or sold (provided that no such adjustment needs to be made if the issue or sale price per Common Share is CDN$50 or greater (as the same may be adjusted for any share splits or share combinations)) or (b) distributes, issues or sells to any person any rights, options or warrants entitling such person to purchase or subscribe for Common Shares at a price per share that is less than 90% of the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day (x) immediately preceding the Ex-Date of such distribution or (y) immediately preceding the first public announcement of the terms of the issuance or sale of such rights, options or warrants, the Conversion Ratio will be increased based on the following formula:

where,

CRo =	the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such distribution or immediately prior to the first public announcement with respect to such issuance or sale (as applicable);

CR1 =	the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such distribution or immediately after the first public announcement with respect to such issuance or sale (as applicable);

OSo =	the number of Common Shares outstanding immediately prior to the Close of Business on the Record Date for such distribution or immediately prior to the first public announcement with respect to such issuance or sale (as applicable);

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X =	the total number of Common Shares to be issued or the total number of Common Shares issuable pursuant to such rights, options or warrants; and

Y =	the aggregate price paid for such Common Shares or payable to exercise such rights, options or warrants, divided by the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date of such distribution or the first public announcement with respect to such issuance or sale.

Any increase made under this Section 6(e)(ii) will be made successively whenever any such Common Shares, rights, options or warrants are distributed, issued or sold and shall become effective immediately after the Close of Business on the Record Date for such distribution or the announcement date with respect to such issuance or sale (as applicable). To the extent that Common Shares are not delivered (after the expiration of such rights, options or warrants or otherwise), the Conversion Ratio shall be readjusted, effective as of the date of such expiration or the date when the issuance or sale was contemplated to take place, to the Conversion Ratio that would then be in effect had the increase with respect to the issuance or sale of such Common Shares, rights, options or warrants or the distribution of such rights, options or warrants been made on the basis of delivery of only the number of Common Shares actually delivered. If such rights, options or warrants are not so distributed, issued or sold or Common Shares are not so issued, or sold, the Conversion Ratio shall be decreased, effective as of the date the Board determines not to make such distribution, issuance or sale to be the Conversion Ratio that would then be in effect if such Record Date for such distribution or the announcement in respect of such issuance or sale had not occurred. If the relevant rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Ratio shall not be adjusted until the triggering events occur.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Common Shares at a price less than 90% of such VWAP of the Common Shares for the applicable 5 consecutive Trading Day period, there shall be taken into account any consideration received by the Corporation for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board, which determination shall be final, absent manifest error.

(iii)	If the Corporation distributes shares of its capital stock, evidences of its indebtedness or its other assets, securities or property or rights, options or warrants to acquire shares of its capital stock or other securities, to all or substantially all holders of Common Shares, excluding:

(A)	dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 6(e)(i) or Section 6(e)(ii) above;

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(B)	dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to (or a cash amount paid pursuant to the last paragraph of) Section 6(e)(iv) below; and

(C)	spin-offs as to which the provisions set forth in the last two paragraphs of this Section 6(e)(iii) shall apply,

then the Conversion Ratio will be increased based on the following formula:

where,

CRo =	the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such distribution;

CR1 =	the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such distribution;

SPo =	the VWAP of the Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such distribution; and

FMV =	the fair market value as of the Record Date for such distribution (as determined by using the difference between (i) the VWAP of Common Shares over 5 consecutive Trading Day period immediately preceding, but excluding, the Ex-Date for such distribution, and (ii) the VWAP of Common Shares over 5 consecutive Trading Day period starting on the Ex-Date for such distribution) of the Corporation’s shares, evidences of indebtedness, assets, securities, property, rights, options or warrants distributed with respect to each outstanding Common Share.

Any increase made under the portion of this Section 6(e)(iii) above will become effective immediately after the Close of Business on the Record Date for such distribution. If such distribution is not so paid or made, the Conversion Ratio shall be decreased, effective as of the date the Board determines not to pay the distribution, to be the Conversion Ratio that would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if “FMV” (as defined above; provided that to the extent the Corporation has received a third party valuation opinion from an investment bank or accounting firm setting out the fair market value (however designated) of the distributed shares, evidences of indebtedness, assets, securities, property, rights, options or warrants, the “FMV” for the purposes of this paragraph shall be the fair market value determined by such opinion if greater than “FMV” as defined above) is equal to or greater than “SPo” (as defined above), in lieu of the foregoing increase, each Holder shall receive, for each Convertible Preferred Share, at the same time and upon the same terms as holders of Common

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Shares, the amount and kind of its shares, evidences of the Corporation’s indebtedness, its other assets, securities or property or rights, options or warrants to acquire its shares or other securities that such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Ratio in effect on the Record Date for the distribution.

With respect to an adjustment pursuant to this Section 6(e)(iii) where there has been a payment of a dividend or other distribution on Common Shares consisting solely of shares of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit where such shares or similar equity interest is, or will be when issued, listed or admitted for trading on a Canadian, U.K. or U.S. national securities exchange, which is referred to as a “spin-off,” the Conversion Ratio will be increased based on the following formula:

where,

CRo =	the Conversion Ratio in effect immediately prior to the Close of Business on the fifth Trading Day immediately following, and including, the Ex-Date for the spin-off;

CR1 =	the Conversion Ratio in effect immediately after the Close of Business on the fifth Trading Day immediately following, and including, the Ex-Date for the spin-off;

FMV =	the VWAP of the shares or similar equity interest distributed to holders of Common Shares applicable to one Common Share over the 5 consecutive Trading Day period immediately following, and including, the Ex-Date for the spin-off; and

MPo =	the VWAP of the Common Shares over the 5 consecutive trading-day period immediately following, and including, the Ex-Date for the spin-off.

The adjustment to the Conversion Ratio under the preceding paragraph shall become effective at the Close of Business on the 5th Trading Day immediately following, and including, the Ex-Date for the spin-off; provided that, for purposes of determining the Conversion Ratio, in respect of any conversion during the 5 Trading Days following, and including, the Ex-Date of any spin-off, references within the portion of this Section 6(e)(iii) related to “spin-offs” to 5 consecutive Trading Days shall be deemed to be replaced with such lesser number of consecutive Trading Days as have elapsed between the Ex-Date of such spin-off and the relevant conversion date.

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(iv)	If the Corporation pays a dividend or makes a distribution consisting exclusively of cash to all or substantially all holders of Common Shares, (excluding any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, any cash distributed in a Reorganization Event and any dividend or distribution in connection with the Corporation’s Liquidation) the Conversion Ratio will be increased based on the following formula:

where,

CR0 =	the Conversion Ratio in effect immediately prior to the Close of Business on the Record Date for such dividend or distribution;

CR1 =	the Conversion Ratio in effect immediately after the Close of Business on the Record Date for such dividend or distribution;

Sp0 =	the VWAP of the Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such dividend or distribution; and

C =	the amount in cash per Common Share distributed by the Corporation to all or substantially all holders of Common Shares.

Any increase pursuant to this Section 6(e)(iv) shall become effective immediately after the Close of Business on the Record Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Ratio shall be decreased, effective as of the date the Board determines not to pay such dividend or make such distribution, to be the Conversion Ratio that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder shall receive, for each Convertible Preferred Share, at the same time and upon the same terms as holders of Common Shares, the amount of cash that such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Ratio on the Record Date for such cash dividend or distribution.

(v)	If the Corporation or any of its subsidiaries makes a payment in respect of a tender offer or exchange offer (i.e. issuer bid) for Common Shares and the cash and value of any other consideration included in the payment per Common Share exceeds the VWAP of the Common Shares over the 5 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Ratio will be increased based on the following formula:

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where,

CR0 =	the Conversion Ratio in effect immediately prior to the Close of Business on the last Trading Day of the 5 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR1 =	the Conversion Ratio in effect immediately after the Close of Business on the last Trading Day of the 5 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC =	the aggregate value of all cash and any other consideration (as determined by the Board, which determination shall be final, absent manifest error) paid or payable for shares purchased in such tender or exchange offer;

OS0 =	the number of Common Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1 =	the number of Common Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 =	the VWAP of the Common Shares over the 5 consecutive Trading Day period commencing on, and including, the Trading Day immediately succeeding the date such tender or exchange offer expires.

The increase to the Conversion Ratio under the preceding paragraph will occur at the Close of Business on the 5th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that, for purposes of determining the Conversion Ratio, in respect of any conversion during the 5 Trading Days immediately following, and including, the Trading Day next succeeding the date that any such tender or exchange offer expires, references within this Section 6(e)(v) to 5 consecutive Trading Days shall be deemed to be replaced with such lesser number of consecutive Trading Days as have elapsed between the date such tender or exchange offer expires and the relevant conversion date.

In the event that the Corporation is, or one of its subsidiaries is, obligated to purchase Common Shares pursuant to any such tender offer or exchange offer, but the Corporation is, or such subsidiary is, permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Ratio shall be readjusted to be such Conversion Ratio that would then be in effect if such tender offer or exchange offer had not been made.

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(f)	The Corporation will not be required to adjust the Conversion Ratio for any of the transactions described in Sections 6(e)(ii) through 6(e)(iv) above (other than for share splits or share combinations) if the Corporation makes provision for each Holder to participate in the transaction, at the same time as holders of Common Shares participate, without conversion, as if such Holder held a number of Common Shares equal to the Conversion Ratio in effect on the Record Date, announcement date or Ex-Date, as the case may be, for such transaction, multiplied by the number of Convertible Preferred Shares held by such Holder. Any such participation by Holders will be subject to the approval of the Toronto Stock Exchange, or if the Common Shares are not listed on the Toronto Stock Exchange the approval of such other principal national securities exchange on which the Common Shares are listed.

(g)	Notwithstanding anything herein to the contrary, the Corporation will not adjust the Conversion Ratio pursuant to Section 6(e) unless the adjustment would result in a change of at least 1% in the Conversion Ratio then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of, and together with, the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to a change of at least 1% in such Conversion Ratio; provided however, that the Corporation shall make such carried-forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (i) on December 31 of each year, (ii) on the Conversion Date for any converted Convertible Preferred Shares, (iii) upon the occurrence of a Fundamental Change and (iv) in the event that the Corporation exercises its mandatory conversion right pursuant to Section 10. Adjustments to the Conversion Ratio will be calculated to the nearest 1/10,000th. No adjustment to the Conversion Ratio will be made pursuant to Sections 6(e)(ii), (iii) and (iv) above if Holders may participate, at the same time, upon the same terms and otherwise on the same basis as holders of Common Shares and solely as a result of holding Convertible Preferred Shares, in the transaction that would otherwise give rise to such adjustment as if they held, for each Convertible Preferred Share, a number of Common Shares equal to the maximum Conversion Ratio then in effect.

(h)	The Conversion Ratio will not be adjusted:

(i)	Upon issuance of Common Shares pursuant to any present or future employee benefit or other incentive plan providing for the reinvestment of dividends or interest payable on the Corporation’s shares, securities or evidences of indebtedness and the investment of additional optional amounts in Common Shares under any plan which (x) is in compliance with the Toronto Stock Exchange rules and the rules and regulations of any other exchange on which the Corporation’s shares are listed and (y) provides that the exercise price of the applicable options or other security or rights granted thereunder is equal to or greater than a price at or near the applicable closing price on the business day prior to the grant thereof (it being understood that a price which is 90% or greater than the VWAP of Common Shares over the 5 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date of such distribution or applicable date of such grant shall be a exercise price compliant with this clause (y)) (such a plan or program in compliance with both clauses (x) and (y), a ‘‘Compliant Plan”);

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(ii)	Upon issuance of any Common Shares or rights or warrants to purchase Common Shares pursuant to any present or future employee benefit or other incentive plan or program assumed by the Corporation or any of its subsidiaries. Following such assumption, any grant of any Common Shares or rights or warrants to purchase Common Shares shall be pursuant to any present or future Compliant Plan; or

(iii)	Upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date.

(i)	If the Corporation has in effect a rights plan while any Convertible Preferred Shares remain outstanding, Holders will receive, upon a conversion of their Convertible Preferred Shares, in addition to Common Shares, a corresponding number of rights in accordance with the rights plan. However, if prior to any conversion, the rights have separated from the Common Shares in accordance with the provisions of the applicable rights plan so that Holders would not be entitled to receive any rights in respect of Common Shares delivered upon conversion of the Convertible Preferred Shares, the Conversion Ratio will be adjusted at the time of separation as if the Corporation had distributed to all holders of Common Shares, shares of the Corporation, evidences of indebtedness, assets, securities, property, rights, options or warrants as described in Section 6(e)(iii) above, subject to readjustment in the event of the expiration, termination or redemption of such rights. Any distribution of rights pursuant to a rights plan that would allow Holders to receive, upon conversion, in addition to any Common Shares, the rights described therein (unless such rights have separated from the Common Shares) shall not constitute a distribution of rights that would entitle Holders to an adjustment to the Conversion Ratio.

(j)	In the case of:

(A)	any recapitalization, reclassification or change of Common Shares (other than changes resulting from a share split or combination),

(B)	any consolidation, amalgamation, merger or combination involving the Corporation,

(C)	any sale, lease or other transfer to a third party of the Corporation’s consolidated assets and subsidiaries substantially as an entirety, or

(D)	any statutory share exchange of the Corporation’s securities with another person (other than in connection with a consolidation, amalgamation, merger or combination falling within paragraph (B) above), in each case, as a result of which Common Shares are converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a “Reorganization Event”), then, at and after the effective time of the Reorganization Event, the right to convert each Convertible Preferred Share into Common Shares will be changed into a right to convert such share into the kind and amount of shares, other securities or other property or assets (including cash or any combination

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thereof) that a holder of a number of Common Shares equal to the Conversion Ratio immediately prior to such Reorganization Event would have owned or been entitled to receive upon such Reorganization Event (such stock, securities or other property or assets, “Reference Property”). In the event holders of Common Shares have the opportunity to elect the form of consideration to be received in such Reorganization Event, the Reference Property into which the Convertible Preferred Shares will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Shares that affirmatively make such an election. The Corporation may not become a party to any such Reorganization Event unless its terms are consistent with this Section 6(j). Notwithstanding Section 6(e), no adjustment to the Conversion Ratio will be made for any Reorganization Event to the extent shares, securities or other property or assets become the Reference Property receivable upon conversion of the Convertible Preferred Shares.

In these terms of the Convertible Preferred Shares, if Common Shares have been replaced by Reference Property as a result of any such Reorganization Event, references to Common Shares are intended to refer to such Reference Property.

(k)	Upon the occurrence of each adjustment or readjustment of the Conversion Ratio under this Section 6, the Corporation shall compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any Holder, furnish or cause to be furnished to such Holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Ratio then in effect, and (iii) the number of Common Shares which then would be received upon the conversion of the Convertible Preferred Shares.

7.	Recurring Conversion Ratio Adjustment

(a)	In addition to the adjustments to the Conversion Ratio provided for in Section 6 above, the Conversion Ratio shall be adjusted every six (6) months from the Issue Date by multiplying the then in effect Conversion Ratio by the Conversion Ratio Adjustment Factor (the “Recurring Conversion Ratio Adjustment”).

(b)	If any conversion of the Convertible Preferred Shares or Liquidation of the Corporation occurs between Recurring Conversion Ratio Adjustment dates, the Conversion Ratio shall be adjusted pro rata for the days accrued since the last Recurring Conversion Ratio Adjustment date based on a 365-day year.

8.	Undertakings

(a)	The Corporation undertakes that it shall:

(i)	not incur, and not permit any of its Subsidiaries to incur, any Debt; provided that the Corporation and/or its Subsidiaries may incur (x) additional Debt if the ratio of (i) Consolidated Net Debt to (ii) the Corporation’s LTM EBITDA (in each case as of the then most recently ended four full fiscal quarters for which financial

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statements are available immediately preceding the date on which such additional Debt is incurred (such applicable four fiscal quarter period, the “LTM Period”)) would have been 6.7 to 1.0 or less, in each case determined on a pro forma basis, including as if the additional Debt had been incurred and the application of proceeds therefrom had occurred at the beginning of such four quarter period (the “Leverage Ratio Test”) and/or (y) Permitted Debt (in the case of this clause (y), notwithstanding whether or not the Leverage Ratio Test referred to above is met);

(ii)	not issue any equity securities with a ranking pari passu or superior to the Convertible Preferred Shares;

(iii)	not, and not permit any of its Subsidiaries to, acquire any property, person or business (x) in the case of any single acquisition or series of related acquisition transactions, where the consideration payable in respect thereof is in excess of US$250 million or (y) if, since the Issue Date, the Group has already made acquisitions where the aggregate consideration in respect thereof is at least US$500 million (it being understood that (a) ordinary course acquisitions of inventory, equipment, material or other assets or property and (b) the completion of the Transactions shall not be deemed acquisitions for purposes of this provision), in each case, unless consented to by at least 66 2/3% of the Holders either (A) through a written instrument evidencing the Holders consent or (B) by a vote of the Holders at a meeting held and convened in accordance with the bylaws of the Corporation and the Business Corporations Act (Ontario);

(iv)	(x) not require a mandatory conversion if such mandatory conversion would require a regulatory filing or disclosure in respect of any Holder in excess of what is required for an institutional investor waiver in New Jersey; and (y) notify GSO and BlackRock in writing at least 60 days prior to taking any action (including, without limitation, making any application or filing) as a result of which any regulatory filing or disclosure would be required in respect of GSO Group or BlackRock Group in excess of what is required for an institutional investor waiver in New Jersey;

(v)	cooperate (including without limitation providing jurisdictional specific revenue, asset values and market share data) with Holders and their counsel (to the extent reasonably requested to do so) in connection with any anti-trust or competition filing, notification, review or analysis by such holder arising out of the Transactions and/or the conversion of any Convertible Preferred Shares or exercise of any related rights (and to the extent applicable, jointly or independently make appropriate filings with the applicable authority); it being understood that to the extent any such information would constitute material non- public or other price sensitive or confidential information such data may be provided on a counsel-to-counsel-only basis;

(vi)	within 15 months following the Issue Date, obtain and maintain a second listing of Common Shares on the New York Stock Exchange, NASDAQ or the Main Market of the London Stock Exchange (premium listing), provided that to the extent the Common Shares are listed on the London Stock Exchange, the Corporation shall procure that any Common Shares issued upon conversion, or

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exercise of rights under, the Convertible Preferred Shares or any other instruments convertible into Common Shares issued in connection with the Transactions are listed on the London Stock Exchange substantially concurrently with such conversion or exercise; the Corporation shall notify GSO and BlackRock in writing of its intention to make an application for such listing or registration at least 60 days prior to the date when the application is filed; and

(vii)	comply with the quarterly, annual and periodic public disclosure requirements of the TSX and all such reports shall be filed within the ordinary course time periods prescribed thereby without delay, and the Corporation shall comply with the Registration Rights Agreement. The Corporation shall also furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the US Securities Act.

To the extent the Corporation is in breach of the undertakings set out in paragraphs (i) or (ii) above, the Conversion Ratio Adjustment Factor shall be increased by 0.02 per annum (calculated pro rata for the period for which the Corporation has been in breach of the relevant undertaking in the relevant six-month period) for each year in which the Corporation is in breach of such undertaking and each undertaking so breached. To the extent the Corporation is in breach of the undertaking set out in paragraph (iii) above, the Conversion Ratio Adjustment Factor shall be increased by 0.04 per annum (calculated pro rata for the period for which the Corporation has been in breach of the undertaking in the relevant six-month period) for each year in which the Corporation is in breach of such undertaking. To the extent the Corporation is in material breach of any of the undertakings set out in paragraphs (iv), (v), (vi) or (vii) above, and does not cure such breach within 30 days of receipt of a written notice setting out the breach in reasonable detail, the Conversion Ratio Adjustment Factor shall be increased by 0.06 per annum (calculated pro rata for the period for which the Corporation has been in breach of the relevant undertaking in the relevant six-month period) for each year in which the Corporation has been in material breach of such undertaking without curing same and each undertaking so breached. These undertakings shall cease to apply when GSO Group ceases to hold at least 50% of the Convertible Preferred Shares issued to GSO Group on the Issue Date and BlackRock Group ceases to hold at least 50% of the Convertible Preferred Shares issued to BlackRock Group on the Issue Date. The undertakings may be waived in writing, in whole or in part, by 66 2/3% of the Holders either (A) through a written instrument evidencing the Holders consent or (B) by a vote of the Holders at a meeting held and convened in accordance with the bylaws of the Corporation and the Business Corporations Act (Ontario).

(b)	Each Holder undertakes that, in the event that a gaming authority of any jurisdiction in which the Corporation currently or in the future conducts or proposes to conduct gaming operations requires that a Holder make a filing or disclosure not more extensive than that required for an institutional investor waiver in New Jersey, such holder agrees to provide reasonable cooperation to the Corporation with respect to such filing or disclosure. For the avoidance of doubt, this undertaking does not imply such Holder shall be obliged to make any regulatory filing or disclosure which would be required in respect of the relevant Holder in excess of what is required for an institutional investor waiver in New

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Jersey or that the Holder has any obligation to obtain the relevant institutional investor waiver or any other authorization, except for the obligation to provide reasonable cooperation as set out in the preceding sentence.

If (x) a Holder is in breach of the undertaking referred to above, and (y) the relevant Holder does not cure such breach within 30 days of receipt of a written notice setting out the breach in reasonable detail, in the event that the relevant Holder that was or is in breach exercises its right of conversion pursuant to Section 6 hereof or if the Convertible Preferred Shares are subject to the mandatory conversion pursuant to Section 10 hereof, the Conversion Ratio Adjustment Factor in respect of Convertible Preferred Shares held by such Holder shall, for the purposes of such conversion, be deemed to have been decreased by 0.01 per annum (calculated pro rata for the period for which the Holder has been in breach of the undertaking in the relevant semi-annual period) for each year in which the relevant Holder is in breach of such undertaking.

(c)	If any conversion of the Convertible Preferred Shares or Liquidation of the Corporation occurs before the adjustment pursuant to the paragraphs (a) and (b) above takes effect, the Conversion Ratio shall be adjusted pro rata for the period for which the Corporation or the Holder, as the case may be, has been in breach of the relevant undertaking.

9.	Liquidation Preference

(a)	In the event of any Liquidation of the Corporation, whether voluntary or involuntary, each Holder shall be entitled to receive and to be paid out of the assets of the Corporation available for distribution to its shareholders the greater of: (i) the Initial Liquidation Preference multiplied by an adjustment factor calculated by dividing the Conversion Ratio then in effect by the Initial Conversion Ratio, and (ii) the amount that the Holder would have been entitled to receive if the Convertible Preferred Shares were converted into Common Shares immediately prior to such Liquidation (the “Liquidation Preference”).

(b)	If, upon a Liquidation, the amount available for distribution among the Holders of all outstanding Convertible Preferred Shares is insufficient to permit the payment of the Liquidation Preference in full, then the amount available for distribution shall be distributed among the Holders of the Convertible Preferred Shares rateably in proportion to the relative Liquidation Preference of the Convertible Preferred Shares held by such Holders.

(c)	Neither the sale (for cash, shares, securities or other consideration) of all or substantially all the assets or business of the Corporation (other than in connection with the liquidation, winding-up or dissolution of the Corporation) nor the merger or consolidation of the Corporation into or with any other person shall be deemed to be a Liquidation for the purposes of this Section 9.

(d)	After the payment to the Holders of the Liquidation Preference provided for in this Section 9, the Holders as such shall have no right or claim to any of the remaining assets of the Corporation.

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10.	Mandatory Conversion

(a)	At any time on or after the date which is three (3) years from the Issue Date, the Corporation shall have the right, at its option, to give notice of its election to cause all or, subject to Section 10(b) below, part of the outstanding Convertible Preferred Shares to be automatically converted into that number of Common Shares for each Convertible Preferred Share to be so converted equal to the Conversion Ratio in effect on the Mandatory Conversion Date. The Corporation may exercise its right to cause a mandatory conversion pursuant to this Section 10 only if the following two (2) conditions are satisfied (the “Price/Liquidity Conditions”) (i) the Closing Sale Price of the Common Shares exceeds 175% of the Initial Conversion Price for at least 20 Trading Days (whether or not consecutive) in a period of 30 consecutive Trading Days, and (ii), save as provided for under Section 5(g) hereof, the average daily volume on any 20 Trading Days (whether or not consecutive) in the 30 consecutive Trading Day period referred to above is at least 1.75 million Common Shares (the “Liquidity Condition”); provided that the Corporation may only exercise such mandatory conversion, whether in whole or in part, if the applicable 30-day period in which the Price/Liquidity Conditions are satisfied has ended not more than 60 days before the Mandatory Conversion Date. Any forced conversion shall also be conditional upon (x) obtaining all required regulatory approvals (including relevant anti-trust approvals) and, to the extent applicable, receipt by GSO and BlackRock prior to the conversion or substantially concurrently with such conversion of all required institutional investor waivers or other gaming regulatory approvals required as a result thereof (it being understood that neither the GSO Group nor BlackRock Group shall have any obligation to make any regulatory filing or disclosure in excess of what is required for an institutional investor waiver in New Jersey) and (y) the GSO Group, after giving effect to such mandatory conversion, (i) owning (when taken together with other Common Shares of then held) less than 20% of the voting rights attached to the Corporation’s securities at the time of conversion, including any securities held by parties acting jointly or in concert with the GSO Group (calculated on a partially diluted basis) and (ii) not being in violation of its undertaking with the Toronto Stock Exchange dated on or around the Issue Date as a result of such mandatory conversion unless the compliance with this clause (y) is waived, or consented to, by both GSO and the Toronto Stock Exchange. Any partial conversion shall be applied on a pro rata basis in respect of all Convertible Preferred Shares.

(b)	The Corporation may only require a partial conversion of the outstanding Convertible Preferred Shares as provided in this Section 10 if (i) a mandatory conversion of all of the outstanding Convertible Preferred Shares would require the GSO Group or the BlackRock Group to make regulatory filings or disclosures in excess of what is required for an institutional investor waiver in New Jersey or (ii) a mandatory conversion of all of the outstanding Convertible Preferred Shares may not be exercised as a result of the condition under Section 10(a)(y) not being satisfied. In case of such partial mandatory conversion the Corporation shall be obliged to require conversion in respect of the maximum part of Convertible Preferred Shares that may converted without triggering the filing and disclosure requirements referred to in the previous sentence or without causing a breach of condition under Section 10(a)(y).

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(c)	To exercise the mandatory conversion right described in Section 10(a), the Corporation must issue a press release for publication on any broadly disseminated news or press release service selected by the Corporation prior to the Open of Business on the fifth Trading Day following any date on which the conditions described in Section l0(a) above are met, announcing such a mandatory conversion. The Corporation shall also give notice by mail or by publication (with subsequent prompt notice by mail) to the Holders (not later than five Business Days after the date of the press release) of the mandatory conversion announcing the Corporation’s intention to convert the Convertible Preferred Shares. The conversion date will be a date selected by the Corporation (the “Mandatory Conversion Date”) and will be no earlier than 30 and no later than 45 calendar days after the date on which the Corporation issues the press release described in this Section 10(c).

(d)	In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion described in Section 10(c) shall state, as appropriate: (i) the Mandatory Conversion Date; (ii) whether the mandatory conversion applies to all or part of the outstanding Convertible Preferred Shares; and (iii) the number of Common Shares to be issued upon conversion of each Convertible Preferred Share.

(e)	On and after the Mandatory Conversion Date, all rights of Holders of such Convertible Preferred Shares shall terminate except for the right to receive the whole Common Shares issuable upon conversion thereof.

(f)	On the Mandatory Conversion Date, the Convertible Preferred Shares which the Corporation desires to have converted shall be irrevocably cancelled and the corresponding Common Shares issued, and the Corporation shall issue certificates representing fully paid Common Shares upon the basis herein prescribed and in accordance with the provisions hereof to each Holder entitled thereto. Such conversion shall be deemed to have been made on the Mandatory Conversion Date and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date.

11.	Reservation of Common Shares Issuable Upon Conversion

The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the then outstanding Convertible Preferred Shares, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Convertible Preferred Shares; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Convertible Preferred Shares, in addition to such other remedies as shall be available to the Holder of such Convertible Preferred Shares, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging its best efforts to obtain the requisite Board and shareholder approval of any necessary amendment to its Articles.

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12.	Transferability

The Convertible Preferred Shares will not be listed on any exchange but will be freely transferable at the option of a Holder, subject only to applicable securities laws limitations. All Common Shares issued in respect of Convertible Preferred Shares will be listed on the Toronto Stock Exchange or other principal national securities exchange and shall be freely transferable at the option of the Holder without restriction, subject only to applicable securities laws limitations.

13.	Other Provisions

(a)	Except as otherwise provided herein, all notices to be given hereunder with respect to the Convertible Preferred Shares shall be deemed to be validly given to the Holders if sent by facsimile transmission, first class mail, postage prepaid, by letter or circular addressed to such Holders at their addresses appearing in the Corporation’s registers and shall be deemed to have been effectively given, in the case of facsimile transmission, on the first Business Day following transmission, and, in the case of first class mail, postage prepaid, by letter or circular, on the third Business Day following the transmission or mailing. Error or omission in giving notice or accidental failure to mail notice to any Holder or the inability of the Corporation to give or mail any notice due to any event beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

(b)	If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Holders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service which is communicated to the Corporation by the relevant postal service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the city of Toronto and in the city of New York (or in such of those cities as, in the opinion of the Corporation/Agent, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city. Any notice given to Holders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(c)	Any payment required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day and no interest on such payment will accrue or accumulate, as the case may be, in respect of such delay.

(d)	The Corporation shall be entitled to rely on the certificates of Holders with respect to their holdings of Convertible Preferred Shares, Common Shares or other instruments convertible into, or entitling the holder to delivery of, Common Shares.

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SCHEDULE 6(c)

FORM OF NOTICE OF CONVERSION

To:	THE STARS GROUP INC. (the “Corporation”)

This notice is given pursuant to Section 6(c) of the share terms (the “Share Terms”) attaching to the Convertible Preferred Shares represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Terms have the meanings ascribed to such words and expressions in such Share Terms.

The undersigned hereby notifies the Corporation that pursuant to the Share Terms and the conversion right referred to below, the undersigned desires to exercise its conversion privilege in respect of the following Convertible Preferred Shares in accordance with Article 6 of the Share Terms:

☐  all share(s) represented by certificate no.                     ; or

☐                       share(s) only represented by certificate no.                     .

The undersigned hereby notifies the Corporation that the Conversion Date shall be                     .

NOTE:

The Conversion Date must be a Business Day and must be at least 10 days (unless provided otherwise in the Share Terms) after the date upon which this notice is received by the Corporation. If no such Business Day is specified above, the Conversion Date shall be deemed to be the 10th day after the date on which this notice is received by the Corporation, or, if such date is not a Business Day, the first Business Day which follows such 10 day period.

The undersigned hereby represents and warrants to the Corporation that the undersigned has good title to, and owns, the Convertible Preferred Share(s) represented by this certificate free and clear of all liens, claims, encumbrances, security interests, hypothecs and adverse claims.

Date:

Signature of Shareholder

Name of Shareholder

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NOTE: The information below must be completed and this notice, together with such additional documents as the Corporation may require, must be deposited with the Corporation at its registered office in the Province of Ontario. The Common Shares resulting from the conversion of the Convertible Preferred Shares will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the form appearing immediately below is duly completed.

Name of person in whose name Common Shares are to be registered, issued	Date:

or delivered (please print)

Street Address or P.O. Box	Signature of Shareholder

City, Province

11. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows: L’émission, le transfert ou la propriété d’actions est/n’est pas restreint. Les restrictions, s’il y a lieu, sont les suivantes: See paragraph 10 of these Articles of Continuance. 07171 (2011/05) Page 5 of/de 7

12. Other provisions. (if any): Autres dispositions s’il y a lieu : None. 07171 (2011/05) Page 6 of/de 7

13. The corporation has complied with subsection 180(3) of the Business Corporations Act. La société s’est conformée au paragraphe 180(3) de la Loi sur les sociétés par actions. 14. The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on Le maintien de la société en vertu des lois de la province de l‘Ontario a été dúment autorisé en vertu des lois de l’autorité législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le 2017/06/29 Year, Month, Day annee, mois, jour 15. The corporation is to be continued under the Business Corporations Act to the same extent as if it had been incorporated thereunder. Le maintien de la societe en vertu de la Loi sur les societes par actions a le meme effet que si la societe avait ete constituee en vertu de cette loi. These articles are signed in duplicate. Les presents statuts sont signes en double exemplaire. AMAYA INC. Name of Corporation 1 Denomination sociale de Ia societe By/ Par Signature / Signature Brian Kyle Chief Financial Officer Print name of signatory / Nom du signataire en lettres moulees Description of Office / Fonction These articles must be signed by a director or officer of the corporation (e.g. president, secretary) Ces statuts doivent etre signes par un administrateur ou un dirigeant de la societe (p. ex. : president, secretaire). 07171 (2011/05) Page 7 of/de 7